STOCK REPURCHASE AGREEMENT

This STOCK REPURCHASE AGREEMENT (this “Agreement”) is made as of May 8, 2007, by and among ASSET ACCEPTANCE CAPITAL CORP., a Delaware corporation (the “Company”), AAC QUAD-C INVESTORS LLC, a Virginia limited liability company (“Quad-C”), NATHANIEL F. BRADLEY IV, individually and with respect to the shares beneficially owned by him and listed in Schedule I attached hereto (“Bradley”), and MARK A. REDMAN, individually and with respect to the shares beneficially owned by him and listed in Schedule I attached hereto (“Redman” and, together with Quad-C and the Bradley, each a “Seller” and collectively, the ”Sellers”).

WHEREAS, the Company announced plans on April 24, 2007 to recapitalize its balance sheet and return $150 million to stockholders of the Company to be accomplished (i) subject to final approval of the Company’s board of directors, through the repurchase of up to 1,858,000 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), to be accomplished by a combination of a “Dutch auction” tender offer at prices and on terms not finalized as of the date hereof (the “Tender Offer”) and by the repurchases described herein from the Sellers following the Tender Offer so that each of the Sellers maintains its Pro Rata Ownership Percentage (as defined in Section 1(b) below) in the Company, and (ii) with the remaining balance of that $150 million to be paid in the form of a special one-time cash dividend to the holders of the Common Stock;

WHEREAS, each of the Sellers currently beneficially owns the number of shares of Common Stock set forth opposite such Seller’s name on Schedule I hereto and the Sellers collectively beneficially own 17,503,393 shares, which constitutes approximately 50.4% of the 34,698,625 shares of Common Stock issued and outstanding as of the date hereof;

WHEREAS, the Sellers have informed the Company that they do not intend to tender any of their shares of Common Stock pursuant to the Tender Offer; and

WHEREAS, each Seller wishes to transfer to the Company, and the Company wishes to repurchase from each Seller, in compliance with applicable law, such Seller’s Pro Rata Shares (as hereinafter defined), if and only if required to maintain each Seller’s Pro Rata Ownership Percentage (as hereinafter defined) following the completion of the Tender Offer, on the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein set forth, and for good and valuable consideration, the parties hereto agree as follows:

1. Purchase and Sale of Shares

(a) Purchase and Sale of Common Stock. At the Closing (as defined in Section 1(c) below), and subject to the terms and conditions hereof, the Sellers will transfer to the Company, and the Company will repurchase from each of the Sellers a number of shares of Common Stock required to maintain such Seller’s Pro Rata Ownership Percentage in the Company after giving effect to the Tender Offer and the repurchases under this Agreement (as determined for each Seller, the “Pro Rata Shares” and, collectively for all of the Sellers, the “Shares”). For example, based upon the current Pro Rata Ownership Percentage, if the Company purchases 1,858,000 shares in the Tender Offer, then the Company shall repurchase a total of 1,892,000 shares from the Sellers under this Agreement, with 1,335,000 shares, 459,000 shares and 98,000 to be purchased from Quad-C, Bradley and Redman, respectively, and if the Company purchases 1,500,000 shares in the Tender Offer, then the Company shall repurchase a total of 1,527,449 shares from the Sellers under this Agreement, with 1,077,768 shares,

370,559 shares and 79,122 to be purchased from Quad-C, Bradley and Redman, respectively. Each Seller agrees to transfer such Seller’s Pro Rata Shares. In connection with such transfer, each Seller will deliver the stock certificates evidencing the Pro Rata Shares to be sold by such Seller to the Transfer Agent (as provided in Section 2(a), below). In exchange for the transfer of the Shares, the Company will pay each Seller the Purchase Price (as defined in Section 1(b) below) as calculated for such Seller.

(b) Definitions.

”Current Shares” shall mean the shares beneficially owned by each Seller as of the date hereof and reflected in Schedule I under the column captioned “Current Shares”; provided that Schedule I may be amended by the Sellers in accordance with the terms of this Agreement.

”Per Share Purchase Price” for the Shares shall be equal to the price per share of Common Stock paid by the Company for the shares of Common Stock tendered by the holders of Common Stock in the Tender Offer.

”Pro Rata Ownership Percentage” for each Seller shall be the quotient, in percentage form, of (i) the number of shares of Common Stock beneficially owned by such Seller as of the date hereof (which sum is set forth on Schedule I), divided by (ii) the total number of Shares of Common Stock issued and outstanding immediately prior to the closing of the Tender Offer; provided that Schedule I may be amended by the Sellers in accordance with the terms of this Agreement.

”Purchase Price” for each Seller shall be equal to the product of (i) the Per Share Purchase Price multiplied by (ii) such Seller’s Pro Rata Shares.

”Transfer Agent” means the Company’s transfer agent, LaSalle Bank National Association.

”Triggering Completion” shall mean (i) the Tender Offer has expired, (ii) the Company has received financing sufficient to acquire the shares of Common Stock tendered pursuant to the Tender Offer, and (iii) the Company has purchased shares of Common Stock in the Tender Offer in accordance with the terms thereof.

(c) The Closing. Subject to the terms and conditions hereof, the closing of the purchase and sale of the Shares (the “Closing”) will take place at the offices of the Company on the eleventh (11th) business day following the expiration date of the Tender Offer, or at such other place and manner or at such later date or place as the parties shall mutually agree.

2. Deliveries at Closing.

(a) Sellers’ Deliveries. Each Seller shall transfer or cause to be transferred to the Transfer Agent on behalf of the Company the stock certificates representing the Shares, duly endorsed in blank for transfer (or together with a stock power duly endorsed in blank for such stock certificate).

(b) Company’s Deliveries. The Company shall deliver or cause to be delivered to each Seller:

(i) the Purchase Price for such Seller by check or wire transfer to an account designated by such Seller;

(ii) a copy, certified by the corporate secretary of the Company, of the Board resolution of the Company approving this Agreement and the repurchase of the Shares;

(iii) a certificate executed by the Chief Financial Officer of the Company pursuant to Section 6(d) hereof; and

(iv) if applicable, a stock certificate of the Company issued in the name of each Seller representing a number of shares of Common Stock equal to the difference between the number of shares of Common Stock represented by the stock certificate or certificates delivered by such Seller in accordance with Section 2(a) above and the Seller’s Pro Rata Shares.

3. Company Representations. In repurchasing the Shares, the Company acknowledges, represents and warrants to the Sellers that:

(a) Organization. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has full and adequate right, power, capacity and authority to enter into, execute, deliver and perform this Agreement.

(b) Authorization. This Agreement has been duly authorized by the Company by vote of the Company’s independent directors, has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

(c) Brokerage. The Company has not engaged any investment banker, broker, or finder in connection with the repurchase of the Shares hereunder and no broker’s or similar fee is payable by the Company or any of its affiliates in connection with the repurchase of the Shares hereunder.

(d) No Violation. The repurchase of the Shares by the Company and the Tender Offer will not conflict with, result in a breach or violation of, or constitute a default under, any law applicable to the Company or any of its subsidiaries or the charter documents of the Company or any of its subsidiaries or the terms of any indenture or other agreement or instrument to which the Company or any of its subsidiaries is a party or bound, or any judgment, order or decree applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body or arbitrator having jurisdiction over the Company or such subsidiary.

(e) No Consent. No consent, approval, authorization or order of any court or governmental agency or body is required for the consummation by the Company of the repurchase of the Shares hereunder.

(f) No Other Representations or Warranties. Except for the express representations and warranties of such Seller contained in this Agreement, neither any Seller, nor any of its affiliates, attorneys, accountants or financial and other advisors, has made any representations or warranties to the Company.

4. Seller Representations. Each Seller acknowledges, represents and warrants to the Company, severally as to itself and not jointly or as to any other Seller, that:

(a) Organization. Such Seller is a limited company, trust or individual, as applicable, validly existing under the laws of its jurisdiction of organization. Such Seller has full and adequate right, power, capacity and authority to enter into, execute, deliver and perform this Agreement.

(b) Authorization. This Agreement has been duly authorized, executed and delivered by such Seller and constitutes the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms.

(c) Ownership of Shares. Such Seller is the beneficial owner of the shares of the Company’s Common Stock set forth opposite such Seller’s name on Schedule I, and upon the Closing will transfer to the Company, good and marketable title to the Pro Rata Shares owned by such Seller, free and clear of any liens, claims, security interests, restrictions, options or other encumbrances of any kind. Such Seller has not granted any option of any sort with respect to the Pro Rata Shares owned by such Seller or any right to acquire the Pro Rata Shares owned by such Seller or any interest therein other than to the Company under this Agreement.

(d) No Violation. The transfer of the Pro Rata Shares owned by such Seller will not conflict with, result in a breach or violation of, or constitute a default under, any law applicable to such Seller or the limited partnership agreement, general partnership agreement or other organizational document, as applicable, of such Seller or the terms of any indenture or other agreement or instrument to which such Seller is a party or bound, or any judgment, order or decree applicable to such Seller of any court, regulatory body, administrative agency, governmental body or arbitrator having jurisdiction over such Seller.

(e) No Consent. No consent, approval, authorization or order of any court or governmental agency or body is required for the consummation by such Seller of the sale of the Pro Rata Shares owned by such Seller hereunder.

(f) Investigation. The Seller has independently investigated and evaluated the value of the Pro Rata Shares owned by such Seller and the financial condition and affairs of the Company without reliance upon any information from the Company or its affiliates other than what is available publicly. Based upon its independent analysis, together with information obtained from sources other than the Company and its affiliates, such Seller has reached its own business decision to effect the sale of the Pro Rata Shares owned by such Seller contemplated hereby.

(g) Investment Experience. Such Seller is sophisticated and capable of understanding and appreciating, and does understand and appreciate, that future events may occur that will increase the price of the Pro Rata Shares owned by such Seller, and that such Seller will be deprived of the opportunity to participate in any gain that might have resulted if such Seller had not transferred the Pro Rata Shares owned by such Seller to the Company hereunder.

(h) Brokerage. Such Seller has not engaged any investment banker, broker, or finder in connection with the repurchase of the Pro Rata Shares hereunder and no broker’s or similar fee is payable by such Seller or any of its affiliates in connection with the transfer of the Pro Rata Shares owned by such Seller hereunder.

(i) No Manipulation. Such Seller has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company in connection with the transfer of the Pro Rata Shares owned by such Seller hereunder.

(j) No Other Representations or Warranties. Except for the express representations and warranties contained in this Agreement, neither the Company, nor any of its affiliates, attorneys, accountants or financial and other advisors, has made any representations or warranties to such Seller.

5. Conditions to the Company’s Obligations. The obligations of the Company under Section 1 to purchase the Shares at the Closing from the Sellers are subject to the fulfillment as of the Closing of each of the following conditions unless waived by the Company in accordance with Section 9(g):

(a) Representations and Warranties. The representations and warranties of the Sellers contained in Section 4 shall be true and correct on and as of the date of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

(b) Performance. The Sellers shall have performed and complied in all material respects with all agreements, obligations, and conditions contained in this Agreement that are required to be performed or complied with by them on or before the Closing.

(c) Delivery of Certificates. The Sellers shall have delivered all of the stock certificates representing the Shares to be sold at the Closing (or in lieu thereof an affidavit of lost certificate), free and clear of any liens, claims or encumbrances, along with all stock powers, assignments or any other documents, instruments or certificates necessary for a valid transfer of the Shares.

(d) Tender Offer. A Triggering Completion of the Tender Offer shall have occurred.

(e) Further Assurances. No governmental authority shall have advised or notified the Company that the consummation of the transactions contemplated hereunder would constitute a material violation of any applicable laws or regulations, which notification or advice shall not have been withdrawn after the exhaustion of the Company’s good faith efforts to cause such withdrawal.

6. Conditions to the Sellers’ Obligations. The obligations of the Sellers under Section 1 to sell the Shares at the Closing are subject to the fulfillment as of the Closing of each of the following conditions unless waived by the Sellers in accordance with Section 8(h):

(a) Representations and Warranties. The representations and warranties of the Company contained in Section 3 shall be true and correct as of the date of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

(b) Performance. The Company shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

(c) Tender Offer. A Triggering Completion of the Tender Offer shall have occurred.

(d) Certificate of the Chief Financial Officer. The Company shall have delivered a certificate of the Chief Financial Officer of the Company as to the solvency of the Company in form and substance mutually agreeable to the parties and to the effect that the Company has sufficient “surplus” as defined and computed in accordance with Section 154 and Section 244 of the General Corporation Law of the State of Delaware, so as to meet the requirements of

Section 160(a) of the General Corporation Law of the State of Delaware in effecting the Tender Offer and purchase of the Shares hereunder.

(e) Further Assurances. No governmental authority shall have advised or notified the Sellers that the consummation of the transactions contemplated hereunder would constitute a material violation of any applicable laws or regulations, which notification or advice shall not have been withdrawn after the exhaustion of the Sellers’ good faith efforts to cause such withdrawal.

7. Covenants.

(a) Proportional Voting of Shares. Each Seller hereby agrees (severally with respect to itself and not jointly) that from the date of the expiration of the Tender Offer until the Closing, subject to earlier termination of this Agreement pursuant to Section 8 hereof, at any meeting of the shareholders of the Company, however called, or at any adjournment thereof or in any other circumstances upon which a vote or other approval is sought, such Seller shall vote (or cause to be voted) in person or by proxy such Seller’s Pro Rata Shares in proportion to the shares of stock of Common Stock owned by persons other than the Sellers. For example, if holders of 35% of the shares of Common Stock owned by persons other than the Sellers vote in favor of a particular resolution, each Seller will vote 35% of its Pro Rata Shares in favor of that resolution.

(b) No Participation in Tender Offer. Each Seller agrees that it will not tender any of its shares of Common Stock pursuant to the Tender Offer.

(c) No Purchase of Common Stock. From the date of the expiration of the Tender Offer until the Closing, subject to earlier termination of this Agreement pursuant to Section 8 hereof, each Seller agrees that it will not, directly or indirectly, purchase any shares of Common Stock.

(d) No Sale of Common Stock. Except as contemplated hereunder, from the date of the expiration of the Tender Offer until the Closing, subject to earlier termination of this Agreement pursuant to Section 8 hereof, each Seller agrees that it will not, directly or indirectly, sell any shares of Common Stock.

(e) Withholding. The Purchase Price shall be paid free and clear of any and all U.S. federal, state, local or foreign income or withholding taxes.

8. Termination. This Agreement shall terminate if the purchase of shares of Common Stock by the Company pursuant to the Tender Offer is not consummated by July 31, 2007 (unless the Company has extended the Tender Offer beyond July 31, 2007, in which case this Agreement shall terminate on the 16th business day after the last extension thereof) or upon a termination of the Tender Offer pursuant to which the Company did not purchase any shares. Upon termination of this Agreement pursuant to this Section 8, none of the parties hereto shall have any liability hereunder.

9. Miscellaneous.

(a) Adjustments. Wherever a particular number is specified herein, including, without limitation, number of shares or price per share, such number shall be adjusted to reflect any stock dividends, stock-splits, reverse stock-splits, combinations or other reclassifications of stock or any similar transactions and appropriate adjustments shall be made with respect to the relevant provisions of this Agreement so as to fairly and equitably preserve, as far as practicable, the original rights and obligations of the Company and the Sellers under this Agreement.

(b) Confidentiality. Each party agrees to keep the contents and terms of this Agreement confidential and shall not disclose any such contents or terms to any third party, except to the extent the party is required by applicable law, regulation or legal process to make such disclosure, including such disclosure as the Company or a Seller may reasonably determine to be required to comply with its Exchange Act reporting obligations.

(c) Entire Agreement. This Agreement contains the entire agreement between the parties hereto and their affiliates with respect to the subject matter of this Agreement and supersedes any and all prior or contemporaneous agreements related to the subject matter hereof. This Agreement is executed without reliance upon any promise, warranty or representation by any party or any of its affiliates or any representative of any party or any of its affiliates other than those expressly contained herein. The respective agreements, representations, warranties and other statements of the Company and the Sellers, as set forth in this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of the Company or any Seller or any of their respective officers, directors or affiliates, and shall survive delivery of and payment for the Shares. This Agreement may not be assigned by a Seller without the written consent of the Company or by the Company without the written consent of the Sellers, and any such assignment without such written consent shall be void.

(d) Amendment. This Agreement may be amended only by written agreement of a subsequent date between the parties hereto; provided, however, that the Sellers may amend Schedule I as necessary to account for any changes in ownership of the shares of Common Stock held by such Sellers or any changes in the total number of shares of Common Stock issued and outstanding as of the date hereof as compared to immediately prior to the closing of the Tender Offer.

(e) Further Assurances. Each party agrees to execute any additional documents and to take any further action as may be necessary or desirable in order to implement the transactions contemplated by this Agreement. Without limiting the foregoing, in the event that the Company does not receive debt financing sufficient to pay each Seller the Purchase Price for such Seller’s Pro Rata Shares, the parties agree to take such further action, on terms and conditions mutually acceptable to the parties, to implement the transactions contemplated by this Agreement.

(f) Governing Law. This Agreement and any related disputes shall be governed by the laws of the State of Michigan.

(g) Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character of any breach or default under this Agreement, or any waiver of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing, and that all remedies, either under this Agreement, by law or otherwise, shall be cumulative and not alternative.

(h) Counterparts. This Agreement may be executed in one or more counterparts, each of which constitutes an original and is admissible in evidence, and all of which constitute one and the same agreement.

(i) Expenses. Each party shall bear its own expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby.

[Signatures on next page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

ASSET ACCEPTANCE CAPITAL CORP.

By:	/s/ E. L. Herbert

Its:	Vice President — General Counsel

AAC QUAD-C INVESTORS LLC

By:	/s/ Thad M. Jones

Its:	Vice President

/s/  Nathaniel F. Bradley IV
NATHANIEL F. BRADLEY IV, individually and with respect to the shares beneficially owned by him and listed in Schedule I attached hereto.

/s/  Mark A. Redman
MARK A. REDMAN, individually and with respect to the shares beneficially owned by him and listed in Schedule I attached hereto.

SCHEDULE I

Share Ownership

				Pro Rata
				Ownership
Stockholder	Class	Current Shares		Percentage(a)

AAC Quad-C Investors LLC	Common Stock	12,356,476	(b)	35.611%
Nathaniel F. Bradley IV	Common Stock	4,243,884	(c)	12.223%
Mark A. Redman	Common Stock	903,033		2.603%

Total		17,503,393		50.444%

(a)	The respective Pro Rata Ownership Percentages of the Sellers is based upon 34,698,625 shares of Common Stock issued and outstanding as of May 8, 2007.

(b)	Includes 12,356,476 shares held of record by AAC Quad-C Investors LLC. Does not include 43,996 shares subject to options which are presently exercisable by Terrence D. Daniels or 43,996 shares subject to options which are presently exercisable by Anthony R. Ignaczak, each of whom serves as a manager of AAC Quad-C Investors LLC and as a director of AACC.

(c)	Includes 1,207,340 shares held by trusts of which Mr. Bradley is co-trustee with his spouse, and 186,520 shares held by a trust of which Mr. Bradley’s spouse is sole trustee. Includes 15,000 shares subject to an option, which is presently exercisable.